Derek Dostal +1 212 450 4322 derek.dostal@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

April 13, 2022 Re: Alpha Capital Holdco Company Registration Statement on Form F-4 Filed February 7, 2022 File No. 333-262552

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Joseph Kempf
Robert Littlepage
Patrick Faller
Jan Woo

Ladies and Gentlemen:

On behalf of our client, Alpha Capital Holdco Company, (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to the Company’s Registration Statement on Form F-4 (the “Registration Statement”) contained in the Staff’s letter dated March 10, 2022 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 1 to the Registration Statement on Form F-4 (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Amended Registration Statement.

Registration Statement on Form F-4 Filed February 7, 2022

What matters will shareholders consider at the extraordinary general meeting?, page 9

1.	Please briefly summarize the Governing Documents Proposals in your questions and answers.

	Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 11 of the Amended Registration Statement.

How will the Sponsor vote?, page 15

2.	Please compare the percentage of outstanding shares entitled to vote held by Alpha’s directors, executive officers and their affiliates and the vote required for approval of the Business Combination. Refer to Item 3(h) of Form F-4.

	Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 17 and 18 of the Amended Registration Statement.

Will Alpha or New Semantix issue additional equity securities in connection with the consummation of the Business Combination?, page 15

3.	Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. We note your disclosure that two affiliates of the Sponsor are PIPE Investors. Please disclose if the SPAC’s Sponsor, directors, officers or their affiliates will participate in the private placement.

	Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 17 of the Amended Registration Statement.
What interests do Alpha’s current officers and directors have in the Business Combination?, page 16
4.	Please quantify the aggregate dollar amount and describe the nature of what the Sponsor and its affiliates have at risk that depends on completion of a business combination. Revise your disclosure to specify the current value of securities held, any loans extended, fees due, and out-of-pocket expenses for which the Sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

	Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 18, 19 and 20 of the Amended Registration Statement.
Summary of the Proxy Statement/Prospectus, page 25
5.	Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption. Further, please quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

	Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 38, 39, 40 and 121 of the Amended Registration Statement.

6.	It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

	Response:	The Company acknowledges the Staff’s comment and respectfully refers the Staff to the disclosure on page 50 of the Amended Registration Statement in the table under the caption “Underwriting Fees as a Percentage of IPO Proceeds Net of Redemptions,” which discloses the effective underwriting fee on a percentage basis for shares at each redemption level presented in the Company’s sensitivity analysis. The Company also confirms that the amount of the deferred underwriting commission payable to the underwriters of the IPO is not required to be adjusted for any shares that are redeemed in connection with Alpha’s initial business combination.

7.	Please disclose that the majority of your revenue is currently derived from the resale of licenses to your customers that you purchase from third-party data platform software providers, such as Cloudera and Elastic. Disclose the percentages of your revenue that you generate from third-party software, Proprietary software as a service, and AI & data analytics services.

	Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 29, 233 and 263 of the Amended Registration Statement.

Certain Agreements Related to the Business Combination Lock-up Agreement, page 31

8.	Please disclose the exceptions to the Lock-up Agreement.

	Response:	In response to the Staff’s comment the Company has revised the disclosure on pages 33, 34 and 179 of the Amended Registration Statement.

Sponsor Letter Agreement, page 31

9.	We note that pursuant to the Sponsor Letter Agreement, the Sponsor waived “certain antidilution protections.” Please clarify what anti-dilution protections were waived. If there are certain anti-dilution protections that were not waived by the Sponsor, please quantify the number and value of securities the Sponsor will receive pursuant to these measures.

	Response:	In response to the Staff’s comment the Company has revised the disclosure on pages 34 and 180 of the Amended Registration Statement.

Ownership of New Semantix Upon Completion of the Business Combination, page 33

10.	Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, or contingent or convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

	Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 37 and 38 of the Amended Registration Statement.

11.	Please clarify whether affiliates of the Sponsor will be included in your disclosure of the Sponsor’s total potential ownership interest in the combined company in your redemption scenarios, assuming exercise and conversion of all securities. If not, please revise accordingly to include affiliates of the Sponsor in your presentation. Please also disclose the ownership percentages in the company before and after the additional PIPE financing to highlight dilution to public stockholders.

	Response:	In response to the Staff’s comment the Company has revised the disclosure on pages 37, 38 and 107 of the Amended Registration Statement. In addition, the Company advises the Staff that no additional PIPE financing is contemplated, and so any additional PIPE financing or other financing transactions after the date hereof are omitted from the ownership percentages set forth in this section.

The Alpha Board’s Reasons for Approval of the Business Combination Large and Growing Data Addressable Market, page 41

12.	Please provide the source of the “industry forecasts” for the growth you discuss in the worldwide big data and analytics markets.

	Response:	In response to the Staff’s comment, the Company respectfully advises the Staff that the industry forecasts are based on a third-party analyst research report. The Company is supplementally providing the Staff a copy of this report, marked to highlight the applicable portion containing the worldwide big data and analytics markets industry growth forecasts.

Reconciliation of Non-GAAP Financial Measures, page 51

13.	We note your calculation of the non-GAAP measure identified as “Adjusted EBITDA” includes an adjustment to reverse a provision recorded in the allowance for doubtful accounts of R$ 8.6 million. It is unclear how it is reasonable to add back the write-off of a receivable while not also reducing EBITDA for the total amount of revenue earned from the terminated client.

	Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 55, 56, 271 and 272 of the Amended Registration Statement.

A significant portion of our revenues is derived from a small number of customers..., page 54

14.	You state that your largest customer during the six months ended June 30, 2021 accounted for 11.7% of your revenues and your largest customer in 2020 accounted for 10.2% of your revenues. Please disclose the material terms of your agreements with your largest customers.

	Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 58, 245, 246 and 247 of the Amended Registration Statement. In addition, the Company respectfully advises the Staff that it has entered into various contracts for different products and services across multiple engagements for each of its largest customers.

Risk Factors, page 54

15.	Disclose any material risks arising from the contingent right to receive the Earn-out Shares granted as merger consideration in your business combination.

	Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 107 of the Amended Registration Statement.

We have identified material weaknesses in our internal control over financial reporting..., page 59

16.	You state that Semantix has identified material weaknesses in its internal control over financial reporting and is in the process of implementing remedial measures. Please disclose how long you estimate it will take to complete these plans and any associated material costs that have been incurred or you expect to incur.

	Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 64 of the Amended Registration Statement.

The consummation of the Business Combination may trigger the acceleration or termination of certain of our loan and operating agreements..., page 66

17.	We note your disclosure that several of Semantix’s loan agreements provide for acceleration of underlying indebtedness upon a change of control and that certain parties have yet to provide the relevant waivers. Please identify the agreements for which the appropriate consents or waivers remain outstanding if they will not be obtained prior to effectiveness of your registration statement.

	Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 71 and 72 of the Amended Registration Statement.

The risks arising with respect to the historic business and operations of LinkAPI and Tradimus..., page 67

18.	We note your risk factor disclosure about Semantix’s shareholder agreement with Excella Gestão de Saúde Populacional Ltda. (Excella) pursuant to which Excella may in the future challenge Semantix’s control rights in its Tradimus subsidiary, affecting Semantix’s ability to fully consolidate Tradimus’ results of operations. Please file a copy of this shareholder agreement as an exhibit to your registration agreement. Refer to Item 21 of Form F-4 and Item 601 of Regulation S-K.

	Response:	In response to the Staff’s comment, the Company has filed a copy of the shareholders’ agreement as an exhibit to the Amended Registration Statement and has revised the disclosure on pages 73, 254 and 255 of the Amended Registration Statement to describe this shareholders’ agreement.

Background of the Business Combination, page 129

19.

When you refer to actions undertaken by individuals of Alpha or Semantix, or their respective boards of directors, in your background of the business combination, please identify the respective individuals or clarify, as applicable, that you are referring to all members of executive management or the board. In addition, please expand the description of the transaction timeline to include any disclosure, to the extent material, about:

•   the key findings produced in the diligence reports by Mattos Filho and Avalia that Alpha reviewed and discussed;

•   whether the Sponsor and management and affiliates have a track record with SPACs, balanced disclosure about this record and the outcomes of the prior transactions;\

•   whether the Sponsor has other SPACs in the process of searching for a target company and whether the Sponsor considered more than one active SPAC to be the potential acquirer and how the final decision was reached;

•   the negotiation of the Earn-out Shares or of any other contingent payments to be received by shareholders of Semantix and the underlying reason why Earn-out Shares were negotiated; and

•   any discussions involving continuing employment or involvement for any persons affiliated with Alpha before the merger, any formal or informal commitment to retain Citi, Credit Suisse, or any other financial advisors after the merger, and any preexisting relationships between Alpha (or individuals affiliated with Alpha) and additional investors.

Response:

In response to the Staff’s comment the Company has revised the disclosure on pages 135 and 137-143 of the Amended Registration Statement.

The Company respectfully acknowledges the Staff’s comment regarding the key findings in the diligence reports by Mattos Filho and Avalia that Alpha reviewed and discussed. The due diligence work performed by Mattos Filho and Avalia was part of the overall due diligence effort conducted by Alpha with respect to Semantix described in the Amended Registration Statement. While Alpha considers the conduct of its overall due diligence efforts important to its board of directors’ evaluation of the transaction, the due diligence performed by Mattos Filho and Avalia revealed nothing materially negative about Semantix and therefore was not regarded as material by Alpha’s board of directors.

Certain Unaudited Projected Financial Information, page 142

20.	We note from page 146 that “some of the historical financial information incorporated into the Projections differs from the historical financial information included elsewhere in this proxy statement/prospectus”. Tell us where and how the historical financial information incorporated in these projections differs from other disclosed historical financial information. Update your disclosures related to these projections, where material, to explain and quantity such differences.

	Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 150 of the Amended Registration Statement.

Certain Unaudited Projected Financial Information, page 145

21.	We note that the projections provided by Semantix to Alpha are disclosed in Brazilian reais though you note the board also considered the projections as translated to U.S. dollars. As you present selected historical data of Semantix in both U.S. dollars and Brazilian reais, please revise to also disclose the financial projections as they were presented to your board in U.S. dollars.

	Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 154 of the Amended Registration Statement.

22.	It appears that in a presentation to investors filed by Alpha pursuant to Rule 425 on November 17, 2021, Semantix prepared a comparison of its financial projections to its peers. Please disclose if this comparison was considered by the Alpha board in its assessment of Semantix and revise your disclosure accordingly.

	Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 142, 146 and 147 of the Amended Registration Statement.

Our existing loan agreements contain restrictive covenants and events of default that impose significant operating and financial restriction, page 167

23.	We note your disclosure that Semantix is currently not in compliance with certain financial covenants included in its loan agreements. Please identify the applicable loan agreements that contain these covenants and for which waivers were received.

	Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 70, 71 and 285 of the Amended Registration Statement.

Voting and Support Agreement, page 168

24.	Please tell us if the Voting and Support Agreement entered into by you and Semantix, among others, involves only executive officers, directors, affiliates, founders and their family members, and holders of 5% or more of the voting equity securities of Semantix and that the persons signing the agreement own less than 100% of the voting equity of Semantix. Refer to Securities Act Sections Compliance and Disclosure Interpretation 239.13 for further guidance.

	Response:	The Company respectfully acknowledges the Staff’s comment regarding the Voting and Support Agreement. The Company confirms that the Voting and Support Agreement entered into by Alpha and Semantix, among others, involves only executive officers of Semantix, directors of Semantix, affiliates of Semantix, founders of Semantix and their respective family members, and holders of 5% or more of the voting equity securities of Semantix and that the persons signing the agreement own less than 100% of the voting equity of Semantix.

Unaudited Pro Forma Condensed Combined Financial Information

Note 1 - Description of the Proposed Transactions, page 188

25.	We note that the planned combination will be accounted for as a reverse capitalization in accordance with IFRS. Please revise here and throughout the filing to clarify that the combination is not a business combination within the scope of IFRS 3 and is instead a reverse capitalization of Semantix..

	Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 41 and 197 of the Amended Registration Statement. In addition, the Company respectfully informs the Staff that, in accordance with the applicable IFRS standards, the Company has concluded that the Business Combination should be accounted as a “capital reorganization” under IFRS 2, as the Company outlined in Note 3 - Accounting for the Business Combination to the Unaudited Pro Forma Condensed Combined Financial Information.”

Tax Treatment of the SPAC Mergers, page 197

26.	We note the Business Combination Agreement indicates that the SPAC Mergers will qualify as a reorganization pursuant to Section 368(a)(1)(F) of the Internal Revenue Code of 1986 (the “Code”) and the Third Merger will qualify as a reorganization pursuant to Section 368(a) of the Code. Please revise your discussion of material U.S. federal income tax consequences to address the intended tax treatment of the Third Merger. Further, to support these conclusions, please include an opinion of counsel that supports each conclusion. For further guidance see Staff Legal Bulletin No. 19 (October 14, 2011) and Item 601(b)(8) of Regulation S-K. If there is uncertainty regarding the tax treatment of the business combination, counsel’s opinion should discuss the degree of uncertainty.

	Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 204 and respectfully advises the Staff that it plans to file a tax opinion with respect to the SPAC Mergers as an exhibit to the next filing of its Registration Statement on Form F-4. The Company respectfully notes that it does not believe that any additional disclosure is required regarding the intended tax treatment of the Third Merger because (i) to the Company’s knowledge, there are no direct shareholders of Semantix that are tax residents of the United States, (ii) there are no material U.S. federal income tax consequences of the Third Merger to Alpha shareholders, and (iii) in the event that, contrary to the intent of the parties, the Third Merger does not qualify as a reorganization under Section 368(a) of the Code, there would be no adverse tax consequence to the Company. As a result, the Company respectfully notes that it has not included a discussion of the intended tax treatment of the Third Merger in Amended Registration Statement.

Conflicts of Interest, page 219

27.	We note your disclosure that your memorandum and articles of association waived the corporate opportunities doctrine. Please address whether this potential conflict of interest impacted your search for an acquisition target.

	Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 225 of the Amended Registration Statement.

Semantix Key Business Areas, page 227

28.	Please explain how revenues from data software products “shifted markedly” from 2019 to 2021. In this regard, we note that you still generate a significant majority of your revenues from data software products.

	Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 234 of the Amended Registration Statement.

Suppliers, page 240

29.	We note your disclosure that a majority of the revenue Semantix generated in the year ended December 31, 2020 and the six months ended June 30, 2021 is attributable to the resale of software licenses from two suppliers. Please file any material contracts that Semantix has in place with its suppliers or those contracts upon which its business is substantially dependent. Refer to Item 21 of Form F-4 and Item 601 of Regulation S-K.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that Semantix believes that the contracts that it enters into with third-party software providers for the license of data platform software that it then resells to its customers are in the ordinary course of its business as a software reseller, and Semantix does not believe that it is substantially dependent on any of the agreements it has with its various suppliers.

Semantix has entered into umbrella supply agreements with each of its two main suppliers governing the broad terms of its relationship with each supplier in accordance with such supplier’s standard terms for resellers of the type and size of Semantix. However, Semantix only commits to a purchase order with these suppliers once a client places a corresponding order with Semantix for third-party software, whereupon Semantix draws down from the umbrella supplier contracts on a per engagement basis via execution of individual contracts defining the scope of services and price for each order. Accordingly, as a result of this structure, Semantix is not a party to any single supply agreements with its main suppliers for individually material amounts or for extended periods of time.

For purposes of Item 601(b)(10)(ii)(B) of Regulation S-K, the Company believes the word “dependent” must be afforded substantive meaning. To be “dependent” on something is to have no other reasonable recourse. To the contrary, Semantix maintains relationships with an active network of third-party software suppliers, not just two suppliers, and, therefore, believes that alternative suppliers offering similar software functionality are available and could be engaged in a reasonable period of time if necessary. Most importantly, Semantix believes that its own internally developed proprietary SaaS solutions provide a robust alternative for its clients’ data platform needs that it is able to offer clients instead of third-party software in a cost-effective manner. In this way, certain of Semantix’s clients have already migrated from third-party software to its own proprietary solutions, and Semantix’s growth strategy is focused on further migration of its current client base. Accordingly, Semantix expects to contract with third-party software suppliers for the resale of licenses less over time as its proprietary SaaS business accelerates, thus further avoiding any potential dependency.

Semantix also notes that there are no exclusivity requirements under the supply contracts that it has with third-party software suppliers, and the contracts it enters into with these suppliers, including the umbrella agreements typically contain termination provisions that allow Semantix and its suppliers to terminate the agreements with only 30 - 90 days prior written notice.

For the foregoing reasons, the Company does not believe that Semantix’s business is substantially dependent on its arrangements with any software supplier or any one contract with its software suppliers and, therefore, the Company does not believe it is required to file any supply agreements under Item 601(b)(10) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 313

30.	Please disclose the natural person(s) with dispositive and voting power over shares held by entities such as Sculptor Capital LP, Fundo de Investimento em Partipações Multiestratégia Inovabra I, and Crescera Growth Capital Master Fundo de Investimento em Participações Multiestratégia.

Response:

The Company respectfully advises the Staff that it revised the disclosure on page 323 with respect to Fundo de Investimento em Partipações Multiestratégia Inovabra I and Crescera Growth Capital Master Fundo de Investimento em Participações Multiestratégia and will revise the disclosure to disclose the natural person(s) with dispositive and voting power over the shares held by Sculptor Capital LP in a subsequent filing.

Financial Statements

3.11 Revenue Recognition, page F-53

31.	We note from page 258 that Semantix recognized R$8.4 million in revenues from its sole customer in the United States during the six months ended June 30, 2021. We also note that Semantix charged-off R$8.6 million of trade receivables from that same sole U.S customer during the same reporting period. Tell us how Semantix applied paragraphs 9(e), 12 and 13 of IFRS 15 to this customer’s and similarly situated customers’ contracts. Describe for us what enforceable rights Semantix had to collect from this customer and why Semantix was ultimately unable to collect.

Response:

In response to the Staff’s comment, the Company describes in more detail Semantix’s considerations and assessment in applying the IFRS 15 standard for this specific contract and similarly situated customers’ contracts.

Semantix advises the Staff that it entered into a three-year contract with that customer in 2020. This contract specified an annual transfer of licenses (performance obligation) and defined amount of quarterly installment payments after the performance obligation was satisfied (payment terms). The contract also specified that Semantix had the enforceable right to collect the consideration for the performance obligation satisfied in each year, which includes the payment for quarterly installments if a cancellation event materializes.

At the inception of the contract in 2020, as well as in 2021 when fulfilling its performance obligation, Semantix assessed that it could identify the payment terms, as defined in IFRS 15.9(c). Furthermore, it was probable to Semantix that it would collect the consideration to which Semantix would be entitled as soon as the performance obligation was satisfied. Additionally, no indication of significant changes in facts or significant deterioration of the customer’s ability to pay for the contract were identified by Semantix at the time of the performance obligation event, as described in IFRS 15.13.

The performance obligation was fulfilled by Semantix on February 28, 2021 upon the transfer of third-party licenses to the customer. On April 28, 2021, Semantix was notified by its customer about the existence of a contractual breach and the customer’s suspension of the payment for the products delivered earlier in the year. As previously stated, Semantix has the enforceable right to collect the consideration for the performance obligation satisfied in 2021 and it has been discussing and negotiating with its customer to collect the due amount without jeopardizing its relationship with the customer. However, it is probable that this will not be received by Semantix.

Semantix also advises the Staff that, different from above, for other similarly situated contracts, in which the customer has the unilateral enforceable right to terminate the contract without compensation for a wholly unperformed contract, as described in IFRS 15.12, revenues are recognized only when Semantix has fulfilled its performance obligation and has the enforceable right to collect the consideration that is entitled to in exchange for the performance obligation satisfied.

Note 2. Basis of preparation and accounting

c) Critical estimates and accounting judgments, page F-98

32.	We note that Excella obtained a 50% stake in Tradimus on May 26, 2021. We further note from your risk factor disclosure on page 67 that Excella may challenge Semantix’s control rights pursuant to the shareholders’ agreement and consequently Semantix may be unable to fully consolidate Tradimus’ results of operations. Explain to us your consideration of the guidance in paragraphs 4 through 18 of IFRS 10 in regard to the terms of the shareholder agreement between Semantix and Excella and Semantix’s decision to continue consolidating Tradimus.

Response:

In response to the Staff’s comment, the Company describes below in more detail Semantix’s considerations and assessment with respect to its control over Tradimus, based on the IFRS 10 guidance.

On the same date that Semantix completed the transaction with Excella, both Semantix and Excella entered into a Shareholders Agreement which has, among others, the following provisions:

•   Tradimus shall be managed by a board of directors and an executive board. The board of directors shall consist of two directors appointed by Semantix and two directors appointed by Excella. Additionally, the chairman of the board of directors was appointed by Semantix;

•   In the event that the members of Tradimus’s board of directors appointed by the shareholders cannot reach a consensus with respect to a certain matter at a board meeting, a Semantix-appointed member shall have the affirmative or tie-breaking vote on such matter;

•   The members of the board of directors appointed by Semantix will have the right to appoint the CEO.

Based on the above, Semantix concluded that even though each of Semantix and Excella holds 50% of Tradimus’s share capital, Semantix still has power over Tradimus as it has the ability to direct the relevant activities and operations of Tradimus through the individuals that Semantix appoints to the board of directors and as CEO of Tradimus. Therefore, Semantix believes that the CEO appointed by Semantix is also deemed to be considered a “de facto agent” as defined in IFRS 10.B73, since Semantix has the ability to direct the board of directors and the CEO to act on Semantix’s behalf.

Additionally, to have control, according to IFRS 10.15 and 10.17, an investor should be exposed or have right to variability in investor’s return and also should have the ability to use that control. Semantix’s management also assessed and concluded that when the investor’s interest in the investee is via debt or equity instruments, IFRS 10 is clear that the investor is exposed to variability of returns from its involvement with the investee. As a result, given that Semantix has an interest in Tradimus’s equity through the ownership of ordinary shares, Semantix is exposed to variable returns.

Therefore, based on the power to direct relevant activities derived from the shareholders agreement and that Semantix is exposed to variable returns, Semantix continues to consolidate Tradimus as it retains control.

Please do not hesitate to contact me at (212) 450-4322 or derek.dostal@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Derek Dostal

Derek Dostal

cc	Alec Oxenford, Chief Executive Officer and Director, Alpha Capital Holdco Company
Daniel Brass, Davis Polk & Wardwell LLP
Filipe B. Areno, Skadden, Arps, Slate, Meagher & Flom LLP